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SECU 11020127 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

pls 3/17

SEC FILE NUMBER
8-27045

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CLG INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 GLENVILLE STREET – 3RD FLOOR
(No. And Street)

GREENWICH,	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK DUFFY (203) 629-4333
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK DUFFY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLG INVESTMENT COMPANY, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DONNA L. DIPPOLITO
NOTARY PUBLIC
...ION EXPIRES APR. 30, 2012

Donna L. Dippolito
Notary Public

Patrick Duffy
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
CLG Investment Company, Inc.:

We have audited the accompanying statement of financial condition of CLG Investment Company, Inc. (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CLG Investment Company, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 28, 2011

CLG INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 844,449
Security owned, at fair value	85,827
Due from broker	86,827
Prepaid expenses	10,825
Accounts receivable	8,277
Fixed assets (net of accumulated depreciation of $19,706)	2,139
Other assets	827
TOTAL ASSETS	$ 1,038,700

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 7,203
Soft dollar payables	408,014
TOTAL LIABILITIES	415,217
STOCKHOLDER'S EQUITY:	
Common stock - $5 par value, 1,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	618,483
Retained earnings	0
TOTAL STOCKHOLDER'S EQUITY	623,483
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,038,700

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

CLG Investment Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

The Company accounts for security transactions on the settlement-date basis. Customers' securities transactions, commission income, commission expense and related clearing expenses are reported on the settlement-date basis. The difference between the trade date and settlement date basis is immaterial to the financial statements.

Income Taxes

The Company, with the consent of its stockholder, has elected, under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state tax treatment of an S Corporation is identical to the federal tax treatment.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2010 the Company held one equity security that is categorized as Level 1, based on the description detailed above.

NOTE 2. PROPERTY AND EQUIPMENT

Fixed assets are carried at cost. Depreciation is determined using Federal tax depreciation methods. The difference between using Federal tax depreciation versus straight line depreciation is immaterial to the financial statements. Depreciation expense for the year ended December 31, 2010 was $1,116.

Property and equipment at December 31, 2010 consisted of the following:

Equipment	$ 13,301
Furniture and fixtures	18,245
Less: fully depreciated assets retired	(9,701)
Total Fixed Assets, at cost	21,845
Less: accumulated depreciation	(19,706)
Net property and equipment	$ 2,139

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with Pershing, LLC ("Clearing Broker") on behalf of customers. Through a contractual agreement with the Clearing Broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the Clearing Broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of the Clearing Broker. In margin transactions, the Clearing Broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Clearing Broker executes and clears customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the Clearing Broker. The Company may then be required to compensate the Clearing Broker for losses incurred on behalf of the customers.

The Company, through its Clearing Broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with the Clearing Broker's internal guidelines and Regulators' external guidelines. The Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 4. LEASE COMMITMENTS

On September 10, 2006 the Company entered into a sublease with Concept Capital. The annual rent expense is inclusive of common charges for the use of telephone and networking equipment, utilities and general maintenance. The lease expired on June 30, 2008 and has been extended on a month-to-month basis. Either party may terminate the lease upon thirty days written notice. The total rent expense for the year ended December 31, 2010 was $62,352.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in various financial institutions. Accounts at the institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $580,881, which was $330,881 in excess of its required net capital of $250,000.

NOTE 7. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $1,905,265 included in the statement of income represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing soft dollar arrangements. At December 31, 2010 soft dollar payables that have been accumulated but have not been used to pay for third party services amounted to $408,014.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

CLG INVESTMENT COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC